UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Insurance Companies
Amended and Restated
Directors Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION
See the accompanying financial statements for the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Senior Vice President, Chief Financial Officer

By:	/s/ Elise D. Spriggs
Elise D. Spriggs
Senior Vice President, Associate & External Relations

Date: March 24, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants, Plan Administrator and Benefits Committee of
the State Auto Financial Corporation
Columbus, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years ended December 31, 2019, 2018 and 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan’s auditor since December 31, 2010.

/s/ Clark, Schaefer, Hackett & Co.
Columbus, Ohio
March 24, 2020

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2019	2018
Assets
Investments, at fair value:
Shares of registered investment companies (cost $9,539,150 and $8,112,353, respectively)	$11,236,444	$8,317,260
Interest-bearing cash	122,706	1,423,166
Affiliated stock (cost $1,398 and $1,722, respectively)	1,652	2,223
Total investments	11,360,802	9,742,649

Net assets available for benefits	$11,360,802	$9,742,649
See accompanying notes.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2019	2018	2017
Investment (loss) income:
Dividends	$344,677	$350,903	$329,300
Unrealized gains (losses)	1,492,140	(1,081,148)	886,273
Realized gains	174,977	376,682	390,973
Total investment income (loss)	$2,011,794	$(353,563)	$1,606,546

Contributions:
Participant	$172,500	$303,791	$313,913
Company	350,000	310,000	310,000
Total contributions	$522,500	$613,791	$623,913

Deductions:
Benefit payments	$916,141	$744,633	$573,046
Total deductions	$916,141	$744,633	$573,046

Net increase (decrease)	$1,618,153	$(484,405)	$1,657,413

Net assets available for benefits:
Beginning of year	$9,742,649	$10,227,054	$8,569,641

End of year	$11,360,802	$9,742,649	$10,227,054

See accompanying notes.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements
December 31, 2019

1. Description of the Plan
Organization
The State Auto Companies Amended and Restated Directors Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995, was amended and restated in its entirety effective as of March 1, 2001, and was further amended effective as of December 1, 2005 (First Amendment), January 1, 2009 (Second and Third Amendments), November 1, 2010 (Fourth Amendment), and January 1, 2012 (Fifth Amendment). The Plan provides members of the Boards of Directors of State Automobile Mutual Insurance Company (“State Auto Mutual”) and its affiliates (collectively, the “Company” or the “State Auto Companies”) a retirement savings plan in which to defer the payment of director and committee meeting fees.
The benefits provided to participants under the Plan are paid from the Company’s general assets. The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan are equivalent to the rights of any unsecured creditor of the Company.
Participants must enroll within 30 days after becoming eligible to participate. For subsequent years, participants must enroll prior to the beginning of each new plan year.
Contributions
Participants are permitted to defer on a pre-tax basis (a) a percentage of his or her director fees in the calendar year and/or (b) a percentage of committee meeting fees in the calendar year. In addition, for each of the members of the Board of Directors of State Auto Mutual, State Auto Mutual makes an annual cash contribution in the amount as determined at State Auto Mutual’s discretion. For the years ended December 31, 2019, 2018, and 2017, the discretionary contribution amounted to $70,000, $62,000 and $62,000, respectively.
Vesting
Each participant is fully vested in his or her contributions and any State Auto Mutual discretionary contributions.
Participant Accounts
Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment. The Directors of State Auto Financial Corporation ("STFC") have the option to purchase STFC common stock ("Affiliated stock").
Payment of Benefits
The balance of each deferral account will be distributed upon retirement or termination of a participant from the Board of Directors of the Company. Payments will be made in cash and paid in 60 or 120 monthly installments, except for amounts deferred and fully vested prior to December 31, 2004, which can be distributed in alternative payment options as elected by the participant. The Company must receive at least 30 days written notice of the participant’s intention to retire and receive retirement benefits.
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2019

Valuation of Investments and Related Investment (Loss) Income
The investments of the Plan consist of shares of registered investment companies, interest-bearing cash, and Affiliated stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Investment (loss) income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividend income is recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined based on the average cost method.
Benefit Payments
Benefit payments are recognized when paid.
Administrative Expenses
Administrative expenses are paid by the Company.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.
3. Fair Value Measurements
Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following is a description of the valuation methods used for assets measured at fair value:

•
Registered investment companies:    Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and is classified within Level 1 of the fair value hierarchy.

•	Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•	Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2019

The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2019 and 2018:

2019	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies	$11,236,444	$11,236,444	—	—
Interest-bearing cash	122,706	122,706	—	—
Affiliated stock	1,652	1,652	—	—
Total investments at fair value	$11,360,802	$11,360,802	—	—

2018	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies	$8,317,260	$8,317,260	—	—
Interest-bearing cash	1,423,166	1,423,166	—	—
Affiliated stock	2,223	2,223	—	—
Total investments at fair value	$9,742,649	$9,742,649	—	—
4. Participant Accounts
Participant balances for all funds are maintained in shares. At December 31, 2019 and 2018, there were 19 and 18 participants, respectively, in the Plan, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2019

The total number of shares and share values as of December 31, 2019 and 2018, by fund, were as follows:

2019
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Small Cap Val Inst	311	$24.33	1
FID 500 Index	5,793	112.02	4
FID Contrafund K	115,332	13.73	6
FID EXT Mkt IDX	831	65.09	7
FID Total Bond	118,238	10.91	11
Meridian Growth Inst	12,699	38.76	2
MFS Value R6	8,847	44.41	1
MFS Inst Intl Equity	61,185	27.86	11
TRP Blue Chip Growth	7,722	124.35	4
VANG Inst TR 2015	995	22.99	2
VANG Inst TR 2020	45,088	24.11	1
VANG Inst TR 2025	73,929	24.73	4
VANG Inst TR 2035	4,464	25.50	1
VANG Inst TR Income	46,441	22.62	5
Total registered investment companies	501,875
Interest-bearing cash:
FID Govt MMRK PRM	122,706	1.00	3
Total interest-bearing cash	122,706
Affiliated stock:
State Auto Financial Corporation	53	31.02	1
Total affiliated stock	53
Total investments	624,634

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2019

2018
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Small Cap Val Inst	402	$20.06	1
FID 500 Index Inst	6,025	87.10	4
FID Contrafund K	118,815	11.01	6
FID EXT Mkt IDX PR	1,569	53.12	7
FID Total Bond	106,340	10.24	10
Meridian Growth Inst	13,925	33.14	2
MFS Value R6	8,161	35.30	1
MFS Inst Intl Equity	62,312	22.39	11
TRP Blue Chip Growth	7,609	96.03	4
VANG Inst TR 2015	4,385	20.64	2
VANG Inst TR 2020	8,548	21.03	1
VANG Inst TR 2025	48,916	21.17	3
VANG Inst TR Income	54,742	20.51	5
Total registered investment companies	441,749
Interest-bearing cash:
FID Govt MMRK PRM	1,423,166	1.00	3
Total interest-bearing cash	1,423,166
Affiliated stock:
State Auto Financial Corporation	65	34.04	1
Total affiliated stock	65
Total investments	1,864,980

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2019

5. Investments
The Plan’s investments and related changes at December 31, 2019, 2018 and 2017 and for the years then ended were as follows:

2019	Number of Shares	Fair Value	Dividends	Realized Gain	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	311	$7,575	$140	$81	$1,496	$—	$(2,213)
FID 500 Index	5,793	648,800	13,596	1,851	146,200	11,900	(49,536)
FID Contrafund K	115,332	1,583,502	64,597	35,755	284,456	11,900	(121,357)
FID Ext Mkt IDX	831	54,107	2,906	(1,922)	18,273	—	(48,496)
FID Total Bond	118,238	1,289,976	36,618	(883)	71,750	70,700	(115,875)
Meridian Growth Inst	12,699	492,216	41,967	9,179	69,172	—	(89,599)
MFS Inst Intl Equity	61,185	1,704,617	51,960	19,768	317,779	72,100	(152,168)
MFS Value R6	8,847	392,897	12,610	—	76,812	15,400	—
TRP Blue Chip Growth	7,722	960,211	3,490	91,942	118,396	—	(85,380)
VANG Inst TR 2015	995	22,881	698	6,005	6,251	70,000	(11,836)
VANG Inst TR 2020	45,088	1,087,067	28,154	—	63,906	65,250	—
VANG Inst TR 2025	73,929	1,828,261	43,718	3,921	216,511	205,250	(26,693)
VANG Inst TR 2035	4,464	113,839	2,647	—	125	—	—
VANG Inst TR Income	46,441	1,050,495	28,241	9,194	101,266	—	(210,958)
Total registered investment companies	501,875	11,236,444	331,342	174,891	1,492,393	522,500	(914,111)
Interest-bearing cash:
FID Govt MMRK PRM	122,706	122,706	13,311	—	—	—	(1,626)
Total interest-bearing cash	122,706	122,706	13,311	—	—	—	(1,626)
Affiliated stock:
State Auto Financial Corporation	53	1,652	24	86	(253)	—	(404)
Total affiliated stock	53	1,652	24	86	(253)	—	(404)
Total assets held for investment	624,634	$11,360,802	$344,677	$174,977	$1,492,140	$522,500	$(916,141)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2019

2018	Number of Shares	Fair Value	Dividends	Realized Gain	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	402	$8,071	$1,075	$425	$(2,970)	$—	$(2,324)
FID 500 Index	6,025	524,785	5,888	(806)	(66,697)	4,271	(11,044)
FID 500 Index Inst	—	—	8,372	134,835	(105,605)	23,354	(34,373)
FID Contrafund K	118,815	1,308,152	115,169	78,375	(195,595)	36,375	(102,201)
FID Ext Mkt IDX PR	—	—	121	22,741	(15,484)	—	(41,975)
FID Ext Mkt IDX	1,569	83,346	4,932	(1,436)	(17,621)	—	(12,680)
FID Total Bond	106,340	1,088,920	29,462	(5,446)	(27,945)	86,625	(127,362)
Meridian Growth Inst	13,925	461,491	65,978	16,123	(111,619)	—	(86,086)
MFS Inst Intl Equity	62,312	1,395,162	22,507	31,567	(218,038)	107,375	(111,472)
MFS Value R6	8,161	288,075	10,400	—	(41,949)	35,750	—
TRP Blue Chip Growth	7,609	730,684	17,505	62,775	(23,340)	8,750	(54,674)
VANG Inst TR 2015	4,385	90,510	3,001	1,441	(7,938)	61,357	(19,760)
VANG Inst TR 2020	8,548	179,756	4,578	(2,675)	(45,821)	58,638	—
VANG Inst TR 2025	48,916	1,035,555	25,699	36,904	(144,084)	129,387	—
VANG Inst TR Income	54,742	1,122,753	31,748	1,806	(56,730)	61,929	(137,497)
Total registered investment companies	441,749	8,317,260	346,435	376,629	(1,081,436)	613,811	(741,448)
Interest-bearing cash:
FID Govt MMRK PRM	1,423,166	1,423,166	4,440	—	—	(20)	(2,811)
Total interest-bearing cash	1,423,166	1,423,166	4,440	—	—	(20)	(2,811)
Affiliated stock:
State Auto Financial Corporation	65	2,223	28	53	288	—	(374)
Total affiliated stock	65	2,223	28	53	288	—	(374)
Total assets held for investment	1,864,980	$9,742,649	$350,903	$376,682	$(1,081,148)	$613,791	$(744,633)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2019

2017	Number of Shares	Fair Value	Dividends	Realized Gain	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	433	$11,865	$1,046	$445	$(502)	$—	$(1,975)
FID 500 Index Inst	6,063	566,588	14,053	23,666	76,816	30,468	(14,758)
FID Contrafund K	12,780	1,564,104	91,758	18,536	243,065	128,001	(60,759)
FID Ext Mkt IDX PR	2,333	144,748	8,320	3,449	14,216	—	(48,032)
FID Total Bond	74,766	795,510	25,665	(2,872)	13,637	32,558	(198,828)
Meridian Growth Inst	13,869	577,089	38,552	4,627	64,819	6,000	(31,262)
MFS Inst Intl Equity	67,290	1,713,213	31,218	4,129	320,063	82,460	(62,966)
MFS Value R6	6,999	283,873	12,654	—	27,836	34,230	—
TRP Blue Chip Growth	10,068	969,669	27,795	100,311	97,539	16,645	(19,914)
VANG Inst TR 2010	—	—	13,464	34,580	9,601	62,000	(45,806)
VANG Inst TR 2015	2,383	52,409	1,113	3,119	4,255	61,978	(13,015)
VANG Inst TR 2020	27,299	615,037	12,202	22,619	35,971	48,499	—
VANG Inst TR 2025	65,076	1,487,649	29,102	—	169,577	121,074	—
VANG Inst TR Income	56,814	1,221,495	17,005	1,532	25,020	—	(69,763)
Total registered investment companies	346,173	10,003,249	323,947	214,141	1,101,913	623,913	(567,078)
Interest-bearing cash:
FID Govt MMRK PRM	221,557	221,557	1,053	—	—	—	(1,895)
Total interest-bearing cash	221,557	221,557	1,053	—	—	—	(1,895)
Affiliated stock:
State Auto Financial Corporation	77	2,248	4,300	176,832	(215,640)	—	(4,073)
Total affiliated stock	77	2,248	4,300	176,832	(215,640)	—	(4,073)
Total assets held for investment	567,807	$10,227,054	$329,300	$390,973	$886,273	$623,913	$(573,046)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2019

The Plan’s unrealized gain (loss) at December 31, 2019, 2018, and 2017, were as follows:

		Unrealized Gain (Loss)
	Beginning Balance	Net Change	Ending Balance
2017	$400,283	886,273	1,286,556
2018	$1,286,556	(1,081,148)	205,408
2019	$205,408	1,492,140	1,697,548
The Plan’s net realized gains and losses were as follows for the years ended December 31, 2019, 2018 and 2017:

2019
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains
ABF SM CAP VAL INST	$2,213	$2,132	$81
FID 500 INDEX	49,536	47,685	1,851
FID CONTRAFUND K	121,357	85,602	35,755
FID EXTD MKT IDX	48,496	50,418	(1,922)
FID GOVT MMRK PRM	1,759,878	1,759,878	—
FID TOTAL BOND	115,875	116,758	(883)
MERIDIAN GROWTH INST	89,599	80,420	9,179
MFS INST INTL EQUITY	152,168	132,400	19,768
STATE AUTO FINANCIAL	404	318	86
TRP BLUE CHIP GRTH	531,487	439,545	91,942
VANG INST TR 2015	150,582	144,577	6,005
VANG INST TR 2025	26,693	22,772	3,921
VANG INST TR INCOME	210,958	201,764	9,194
Total	$3,259,246	$3,084,269	$174,977

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2019

2018
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains
ABF SM CAP VAL INST	$2,324	$1,899	$425
FID 500 INDEX	11,044	11,850	(806)
FID 500 INDEX INST	627,546	492,711	134,835
FID CONTRAFUND K	290,277	211,902	78,375
FID EXT MKT IDX PR	152,126	129,385	22,741
FID EXTD MKT IDX	12,680	14,116	(1,436)
FID GOVT MMRK PRM	2,831	2,831	—
FID TOTAL BOND	127,362	132,808	(5,446)
MERIDIAN GROWTH INST	86,086	69,963	16,123
MFS INST INTL EQUITY	261,472	229,905	31,567
STATE AUTO FINANCIAL	374	321	53
TRP BLUE CHIP GRTH	304,674	241,899	62,775
VANG INST TR 2015	20,402	18,961	1,441
VANG INST TR 2020	700,000	702,675	(2,675)
VANG INST TR 2025	500,000	463,096	36,904
VANG INST TR INCOME	137,567	135,761	1,806
Total	$3,236,765	$2,860,083	$376,682

2017
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains
ABF SM CAP VAL INST	$1,975	$1,530	$445
FID 500 INDEX INST	377,475	353,809	23,666
FID CONTRAFUND K	59,734	41,198	18,536
FID EXT MKT IDX PR	48,032	44,583	3,449
FID GOVT MMRK PRM	371,163	371,163	—
FID TOTAL BOND	198,821	201,693	(2,872)
MERIDIAN GROWTH INST	31,262	26,635	4,627
MFS INST INTL EQUITY	62,718	58,589	4,129
MFS VALUE R6	(130)	(130)	—
STATE AUTO FINANCIAL	538,708	361,876	176,832
TRP BLUE CHIP GRTH	424,200	323,889	100,311
VANG INST TR 2010	1,163,480	1,128,900	34,580
VANG INST TR 2015	77,339	74,220	3,119
VANG INST TR 2020	299,939	277,320	22,619
VANG INST TR 2025	(111)	(111)	—
VANG INST TR INCOME	69,763	68,231	1,532
Total	$3,724,368	$3,333,395	$390,973

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2019

6. Trust
The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and State law should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.
7. Related Party
The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Members of the Board of Directors of STFC may also invest in Affiliated stock.
8. Tax Status
The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure related to income taxes is included in the Plan’s financial statements.
Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most State income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.
9. Right to Terminate
The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.